

August 6, 2010

Mr. Robert F. Moran
Chief Executive Officer
PetSmart, Inc.
19601 N. 20th Avenue
Phoenix, Arizona 85027

> **Re: PetSmart, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed March 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 3, 2010**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended May 2, 2010**
> **Filed May 28, 2010**
> **File No. 000-21888**

Dear Mr. Moran:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal year Ended January 31, 2010

Item 1. Business, page 1

Management, page 6

1. Please revise your disclosure to ensure that you describe the business experience of each executive officer, director and director nominee for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please note that this comment applies to "Proposal One: Election of Directors" in your proxy statement, as well. For

example, please disclose the positions held by Mr. Molloy with Circuit City Stores, Inc. that occurred during the past five years, and indicate Mr. Gangwal's employment since August 2007. Please note that these are examples only. Refer to Item 401(e) of Regulation S-K.

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19

Stock Purchase Program, page 20

2. Please present the disclosure required by Item 703 regarding repurchases made during the fourth quarter on a monthly basis. Refer to Item 5(c) of Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Liquidity and Capital Resources, page 29

Seasonality and Inflation, page 33

4. We note your statement that you "typically realize a higher portion of our net sales and operating profits during the fourth quarter." Please expand your disclosure to explain why you typically realize a higher portion of your net sales and profits during that time of year.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34

5. Please revise your disclosure to indicate how you manage the risks resulting from foreign exchange fluctuations, changes in your credit standing and changing fuel prices, or tell us why you are not required to do so. Refer to Item 305(b)(1)(ii) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedule, page 37

6. Please file any agreements between you and Medical Management International, Inc. and/or MMI Holdings, Inc. or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page 38

7. Please revise the title of Mr. Moran to indicate that he also serves as a director of the company. Refer to Instruction D(2)(b) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 27

Design and Elements of our Compensation Program, page 30

Fiscal Year 2010, page 32

8. We note the compensation committee's determination that "the fiscal year 2010 metrics [will] remain substantially similar to fiscal year 2009, but with appropriate adjustments to the range of performance of the fiscal year to encourage continued upward performance." Please revise your disclosure to quantify the metrics that have been established for fiscal year 2010.

Quarterly Report on Form 10-Q for the Fiscal Period Ended May 2, 2010

Part II. Other Information, page 23

Item 1A. Risk Factors, page 23

9. Please delete the last two sentences in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director